Exhibit 99.4
                                       April 18, 2001


PSNH Funding LLC
1000 Elm Street
P.O. Box 330
Manchester, New Hampshire 03105-0330

         Re: PSNH Funding LLC Rate Reduction Bonds
             Petition for Certiorari -- Appeal of Campaign for Ratepayers Rights

Ladies and Gentlemen:

         This opinion is being delivered to you in connection with a registration statement on Form S-3 (No. 333-55830) (the "Registration Statement"), filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, for the registration of rate reduction bonds of PSNH Funding LLC, a Delaware limited liability company, to be issued from time to time as described in the form of the prospectus included as part of the Registration Statement.

         On April 16, 2001, within the time allowed, Campaign for Ratepayers Rights ("CRR") filed by mail a petition for certiorari ("the Petition") asking the United States Supreme Court to review the opinion of the Supreme Court of New Hampshire in Appeal of Campaign for Ratepayers Rights, 2001 N.H. LEXIS 1 (Nos. 00-637, 00-638, decided Jan. 16, 2001), reconsideration denied, 2001 N.H. LEXIS __ (Jan. 31, 2001) ("the Opinion").(1)This letter responds to your request for our opinion of the likelihood that the United States Supreme Court will grant the Petition.

         After examining the Petition, the Opinion, the briefs of the parties to the proceeding before the New Hampshire Supreme Court, the Motion for Reconsideration filed by one of those parties, and relevant legal authorities, we conclude that it is highly unlikely that the Petition will

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         (1)The Petition was also filed on behalf of New Hampshire Public
Interest Research Group. For the purposes of this opinion, New Hampshire Public Interest Research Group and CRR are treated as a single entity identified as CRR.
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April 18, 2001
Page 2

be granted. In summary, we have reached this conclusion because, in our opinion, the Petition does not satisfy either the considerations governing review on certiorari as set forth by the Supreme Court in Supreme Ct. R. 10 or the prudential considerations commonly understood to affect the Supreme Court's exercise of its certiorari jurisdiction. Our analysis is set forth below.

THE PROCEEDINGS IN THE NEW HAMPSHIRE SUPREME COURT

         Only two parties, Granite State Taxpayers ("GST") and CRR appealed the order of the New Hampshire Public Utilities Commission ("NHPUC") approving the settlement agreement between Public Service Company of New Hampshire ("PSNH") and the State of New Hampshire that forms the basis for PSNH's recovery of stranded costs through securitization. Only these parties, therefore, can seek review of the Opinion in the United States Supreme Court. Although they phrased their statements differently and there were some differences in their arguments, both GST and CRR presented essentially one federal question to the New Hampshire Supreme Court, the claim that the stranded cost recovery charge ("SCRC") constitutes an impermissible taking of private property without just compensation under the Fifth and Fourteenth Amendments to the United States Constitution. GST raised this issue in the third and fourth questions it presented for review to the New Hampshire Supreme Court:

         3. Are stranded cost charges an unconstitutional "taking" because they are for a private, not a public, use?

         4. Are stranded cost charges an unconstitutional "taking" because they have not been found to be "used and useful?"

(Brief of Petitioner Granite State Taxpayers ("GST Br.") at vi.) CRR's phrasing of this issue is as follows:

         1. Does the stranded cost recovery charge which the Public Utilities Commission imposed on customers' bills work an unconstitutional taking of ratepayers' property?

         2. Does the stranded cost recovery charge, which pays for state obligations, violate the constitution because it is imposed on the electric bills of only PSNH ratepayers and not on all New Hampshire citizens?
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April 18, 2001
Page 3

(Brief of Appellant, Campaign for Ratepayers Rights ("CRR Br.") at 1.)(2) In its Motion for Reconsideration by the New Hampshire Supreme Court, GST focused entirely on its contention that stranded cost charges are an unconstitutional taking because they compensate PSNH for property that is not "used and useful."

         The New Hampshire Supreme Court rejected all of the constitutional claims in eight short paragraphs, three of which explicitly concern only matters of state constitutional law.(3) In its discussion, the court refers only to the state constitution and relies primarily on state case law. During this discussion, however, the court does cite the most recent decision of the United States Supreme Court with regard to the constitutionality of a state rate decision, Duquesne Light Co. v. Barasch, 488 U.S. 299 (1989), in support of the proposition that the only constitutional limitation on a rate is that it "be just and reasonable". While this indirect acknowledgment of a federal question does not raise a jurisdictional bar to review, it does reduce the likelihood that review will be granted.(4)

         The New Hampshire Supreme Court's substantive response to the taking claims of both GST and CRR is straightforward. As the Court explains, neither GST nor CRR contended that the rates resulting from approval of the settlement agreement are, in toto, "unjust and unreasonable."(5) Rather, the court noted, GST and CRR focused their constitutional attack on the stranded cost portion of the rate. The court, relying on the United States Supreme Court's

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         (2) In addition to these questions, both GST and CRR presented a number of claims based on the New Hampshire State Constitution and on New Hampshire statutes. None of those claims is subject to review by the United States Supreme Court.

         (3) The state constitutional issues relate to the jurisdiction of the NHPUC and to a provision in the New Hampshire Constitution recognizing a right to free and fair competition.

         (4) CRR has asked the New Hampshire Supreme Court to issue a certificate acknowledging that CRR raised the federal taking claim in the state court, and it has included a copy of its motion for the issuance of that certificate as an appendix to the Petition. For the purposes of this opinion, we assume that the United States Supreme Court will conclude that the federal constitutional claim was properly preserved for its review.

         (5) Neither GST nor CRR argued in its brief to the New Hampshire Supreme Court that PSNH will earn an exorbitant rate of return as a result of the settlement agreement rates. No such evidence was presented to the NHPUC. As the New Hampshire court noted, the average rates as a result of the settlement are projected to be 15% lower than without the settlement, and under the settlement, PSNH must write off nearly $400 million in stranded costs.

April 18, 2001
Page 4

holding in Barasch and similar conclusions from its own cases, held that so long as the overall rate was just and reasonable, ratepayers could not attack one of the factors that went into that overall rate.

         As is customary, the New Hampshire Supreme Court did not issue any opinion explaining its denial of GST's motion for reconsideration. The speed with which the court acted,(6) however, suggests that the Court believed its earlier opinion fully answered GST's claim that the SCRC is unconstitutional because ratepayers do not get any benefit from it. That contention, which is premised on a purported constitutional requirement that itself is unfounded, was addressed in the Court's opinion both by its reliance on the end-result test of Barasch and by its recognition that PSNH made several significant concessions that benefited ratepayers as part of the settlement agreement.

THE PETITION

         The Petition sets forth one question for which CRR seeks Supreme Court review:

                  Whether, in a deregulated environment, it is an unconstitutional taking for the State to exact monies on behalf of PSNH for electricity generated by, and purchased from, its free market competitors.

As this question is explained in the Petition, CRR asks the Supreme Court to consider whether the SCRC violates the prohibition against takings without just compensation included in the Fifth and Fourteenth Amendments to the United States Constitution because the charge is paid by the customers who use PSNH's distribution system rather than by all of the taxpayers of New Hampshire. The federal taking claim is the only issue that could be reviewed by the United States Supreme Court because it is the only federal issue presented to the New Hampshire Supreme Court.(7)

----------

         (6) The Court denied the motion the same day PSNH and the State filed their oppositions.

         (7) See 28 U.S.C.ss.1257(a); Supreme Ct. R. 14.1(g)(i). Since the only federal claim GST raised in the New Hampshire Supreme Court also asserted that the SCRC is an unconstitutional taking, the analysis of the petition filed by CRR set forth in this opinion would be equally applicable to any petition filed by GST. A petition filed by GST on or before May 1, 2001 would be timely filed.

April 18, 2001
Page 5

         The Petition contains an approximately 3 1/2 page description of the background of the settlement agreement and a legal argument of similar length. In the argument section, CRR acknowledges that

         Because the State of New Hampshire entered into the 1989 "rate agreement" with PSNH, the State probably owes PSNH stranded costs the company can claim under the agreement.

(Petition at 7.) CRR argues that this obligation must be satisfied by the State through taxes, not by the imposition of the SCRC on PSNH customers, although the 1989 agreement itself dealt with rates for service to PSNH customers. To support its claim, CRR cites the principle that the purpose of the Constitutional prohibition of uncompensated takings is to prevent the government from forcing "some people alone to bear public burdens which, in all fairness and justice, should be borne by the public as a whole." (Id., quoting Armstrong v. United States, 364 U.S. 40, 49 (1960). This principle has never been invoked to hold that a charge borne by 70% of a state's population, as is the SCRC charge on PSNH customers, is invalid because it is not spread among 100% of the population.

         CRR also contends that the SCRC is a taking because it "serves no utility purpose. . . ." (Petition at 8.)(8) The sole authority cited by CRR in support of this argument is Denver Union Stock Yard Co. v. United States, 304 U.S. 470, 475 (1938), which upholds an administrative action denying a regulated company the right to recover for property that does not support the regulated service. CRR also argues that the New Hampshire Supreme Court's reliance on Duquesne Light Co. v. Barasch, a 1989 decision of the United States Supreme Court, is "mistakenly anachronistic" because states no longer have the right to regulate the price of electricity in light of the introduction of competition in the market for generation. (Petition at 7-8.)

THE CERTIORARI PROCESS

         With limited exceptions not relevant here, the Supreme Court's jurisdiction is entirely discretionary. To invoke the Court's discretionary review, a party must petition the Court to issue a writ of certiorari. In the Court's 1999-2000 term, it granted review in 92 cases out of a total of 7,339 petitions considered, or 1.3%. Most of the petitions filed with the court are filed

----------

         (8) This argument is identical to the claim that the SCRC is a taking because stranded costs are not "used and useful" presented by GST to the New Hampshire Supreme Court.

April 18, 2001
Page 6

on its miscellaneous docket and consist of petitions seeking review of criminal convictions. Only 0.3% of those petitions were granted. Looking just at the appellate docket, which includes all the cases for which a docketing fee is paid and, therefore, almost all of the civil cases for which review is sought, the Court granted 78 of 2,070 petitions, or 3.7%. 114 Harv. L. Rev. 390, 397 (2000). Of the 76 cases decided by the Court in a full opinion last term,(9) only 12 originated in state courts, and 7 of those 12 cases were criminal matters. Id. at 398, 401. Prior to its opinion in Barasch, the last utility rate case originating in a state court to which it gave plenary review, the Court had not considered a state rate case for 50 years. Jurisdictional Statement, TAN 14, Duquesne Light Co. v. Barasch, 488 U.S. 299 (1989) (available on LEXIS, U.S. Supreme Court Cases, Briefs, and Cases Preview database).

         While these statistics cannot be taken as a direct statement of the probability that any one case will be granted review, they do illustrate the magnitude of the burden that a party seeking review must meet. The Court has set forth its explanation of what must be done to meet that burden in its Rule 10, which reads, in pertinent part, as follows (emphasis added):

         .1 A review on writ of certiorari is not a matter of right, but of judicial discretion. A PETITION FOR WRIT OF CERTIORARI WILL BE GRANTED ONLY WHEN THERE ARE SPECIAL AND IMPORTANT REASONS THEREFOR. The following, while neither controlling nor fully measuring the Court's discretion, indicate the character of reasons that will be considered:

                                   *   *   *   *

                  (b) When a state court of last resort has decided a federal question in a way that conflicts with the decision of another state court of last resort or of a United States court of appeals.

                  (c) When a state court . . . has decided an important question of federal law which has not been, but should be, settled by this Court, or has decided a federal question in a way in conflict with applicable decisions of this Court.

For the reasons that follow, it is our opinion that the Petition does not satisfy any of these criteria.

----------

         (9) The Court decided a total of 125 cases by full opinion and memorandum order during the 1999-2000 Term. Only 21 of those cases originated in state courts.

April 18, 2001
Page 7


         There is no decision of a federal court, at any level, with which the Opinion conflicts. As the Opinion notes, Transmission Access Policy Study Group
v. F.E.R.C., 225 F.3d 667 (D.C. Cir. 2000) ("TAPSG"), cert. granted,2001 U.S.
LEXIS 1913, 1914 (U.S., nos. 00-568, 00-809, Feb. 26, 2001)(10), recognizes that stranded costs consist of expenditures which utilities would have recovered from their customers were it not for deregulation. Opinion, 2001 NH LEXIS 1 at *7 (citing TAPSG, 225 F.3d at 669, 708). Nothing in TAPSG, which generally affirms the Federal Energy Regulatory Commission rules allowing recovery of stranded costs, contains the slightest suggestion that recovery of stranded costs would be a taking from utility customers.(11) See also Central Vermont Public Serv. Corp. v. F.E.R.C., 214 F.3d 1366, 1367-68 (D.C. Cir. 2000) (FERC allowed stranded costs because it did not want to change the rules of the game without allowing recovery of costs resulting from the change); Allegheny Energy, Inc. v. DQE, Inc., 74 F.Supp.2d 482, 486 (W.D. Pa. 1999), aff'd mem., 216 F.3d 1075 (3d
Cir. 2000) (finding that stranded costs originate in utilities' deferrals of recovery of costs and investments in exchange for assurance of opportunity to recover such costs under regulation in the future.)

         Similarly, there is no decision of a state court of last resort, or at any other level, with which the Opinion conflicts. The highest court of Massachusetts has expressed its approval of stranded cost recovery, although not in the context of a challenge to the constitutionality of such recovery:

----------

         (10) The issues raised in the petitions for certiorari granted by the Supreme Court in TAPSG address only the proper division of jurisdiction between FERC and the States; they have nothing to do with the issues CRR and GST can present in their potential petitions. In No. 00-809, a petition filed by Enron Power Marketing, Inc., the questions presented address the propriety of FERC's decision that it does not have jurisdiction to regulate the rate of transmission service that remains bundled with retail sales of electricity. In No. 00-568, a petition filed by the State of New York, the National Association of Regulatory Utility Commissioners, and seven other States, the Court limited its grant of certiorari to the question whether FERC has jurisdiction over the rates charged for transmission service that has been unbundled from retail sales by state regulation.

         (11) The only taking question addressed in TAPSG was presented by a utility and an amicus which contended that FERC's open access rules effected a taking from the owners of transmission lines. The court of appeals concluded that it did not have jurisdiction to consider that claim. TAPSG, 225 F.3d at
690. The appellate court unanimously rejected a number of other challenges by customers to FERC's authority to provide for recovery of stranded costs, including challenges, similar to those mounted by GST and CRR, that stranded cost recovery is inconsistent with established principles of utility rate setting. See id. at 701-12.

April 18, 2001
Page 8

                  Stranded costs are prudently incurred fixed costs, recovery of which is jeopardized by the transition of the industry from cost-based regulation to competition. . . .

                  Permitting utilities to recover their prudently incurred stranded costs promotes fair and effective competition in the electric industry. . . .

Stow Municipal Elec. Dep't v. Department of Public Utilities, 426 Mass. 341, 348, 688 N.E.2d 1337, 1346 (1997). See also New Mexico ex rel. Sandel v. New Mexico Public Utility Comm'n, 127 N.M. 272, 280-81, 980 P.2d 55, 63-64 (1999)
(rejecting conclusion that just and reasonable standard of rate regulation requires denial of stranded cost recovery because competitive price is by definition just and reasonable) No decision of a state court, or even of a judge of a state court, reported on LEXIS has held or suggested that the federal Constitution prohibits stranded cost recovery, although some courts have suggested that the Constitution also does not mandate stranded cost recovery.(12) Thus, the Petition does not meet the requirement of Rule 10.1(b), because there is no conflict between the Opinion and decisions of other state courts of last resort or any federal court of appeals. Similarly, there is no conflict between the Opinion and "applicable decisions" of the United States Supreme Court, as required by the last clause of Rule 10.1(c). Indeed, the Opinion relies upon the most recent "applicable decision" of the Supreme Court, and it does so in a manner that is entirely consistent with that decision.

----------

         (12) See Arizona Consumers Council v. Arizona Corporation Comm'n, 2001 Ariz. App. LEXIS 64 (April 5, 2001) (Affirming Commission's approval of settlement agreement that includes recovery of stranded costs); In re Public Service Elec. & Gas Co.'s Rate Unbundling, Stranded Costs & Restructuring Filings, 330 N.J. Super. 65, 748 A.2d 1161 (N.J. Super, App. Div., 2000),
certification granted, 165 N.J. 488, 165 N.J. 522 (2000) (apparently as to non-constitutional questions only. See 165 N.J. 522 (granting petition for certification of industrial customer but finding no substantial constitutional question and denying certification as to constitutional impairment of contract claim; Oral Argument by Blossom A. Peretz, Esq., Director, Division of the Ratepayer Advocate, Before the Supreme Court of New Jersey, available at HTTP://WWW.RPA.STATE.NJ.US/HEMPLING.HTM); Energy Ass'n of New York State v. Public Service Comm'n, 169 Misc. 2d 653 N.Y.S.2d 502 (N.Y. Sup. Ct. 1996) (holding that utilities are not constitutionally entitled to recovery of all stranded costs); Indianapolis Power & Light Co. v. Pennsylvania Public Utility Comm'n, 711 A.2d 1071 (Pa. Commw.), appeal denied, 556 Pa. 698, 727 A.2d 1124
(1998), cert. denied, 526 U.S. 1005 (1999) (stranded cost recovery does not violate Commerce Clause); Central Power & Light Co. v. Public Utility Comm'n, 2000 Tex. App. LEXIS 4905 at *33-*36 (TX Ct. App. 2000) (refusing to review dicta in Commission opinion that stranded cost recovery is not constitutionally mandated).
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April 18, 2001
Page 9

         The Petition does not attempt to argue that there is any conflict of holdings that warrants a grant of certiorari. Rather, the Petition seeks to invoke the most general of the considerations for granting certiorari to meet its burden of showing that there are "special and important" reasons to for the Supreme Court to review CRR's claims. The Petition asserts that certiorari should be granted because the question presented "is important to states restructuring their monopoly electricity industries, and to electric consumers in deregulated states." (Petition at 6.) This assertion of the importance of the question presented apparently seeks to satisfy the criterion that review may be granted when a lower court decision resolves "an important question of federal law which has not been, but should be, settled by this Court." Supreme Ct. R. 10.1(c). In our opinion, it is highly unlikely that the Supreme Court will conclude that the Petition satisfies this test for a number of reasons:

         o The absence of any judicial authority to support the claim that stranded cost recovery imposes an unconstitutional taking on utility customers strongly suggests that there is no question of law that requires "settling" by the Supreme Court. Moreover, as we have previously noted, the Opinion places very little reliance on the federal Constitution, treating the issues before the court as primarily questions of state law. While this limited reliance on federal law in the state court does not deprive the Supreme Court of jurisdiction, it does suggest that there is no substantial and unsettled federal issue requiring Supreme Court review.

         o The absence of any judicial authority to support the claim in the petitions strongly suggests that there is no reason to believe that the Opinion is wrong. As the leading treatise on Supreme Court practice notes, "cases . . . where the state statute has been found to be constitutional . . . are common; in the absence of some other factor demonstrating the need for further review, including a belief that the state court was in error, the Supreme Court is not likely to grant certiorari merely to reexamine the validity of the state statute." Stern & Gressman ss. 4.25(a).

         o Prudential reasons strongly suggest that the Court will not be interested in reviewing the Opinion. Even when there are conflicting opinions among the lower courts, the Supreme Court frequently denies certiorari in order to allow the legal debate to mature before stepping in with a final resolution. See Stern & Gressman ss. 4.4 (2). As Justice Stevens explained when voting to deny certiorari on the question whether race-based peremptory challenges violate a criminal defendant's rights, a question the Supreme Court answered affirmatively a few years later:

                  My vote to deny certiorari in these cases does not reflect disagreement with Justice Marshall's appraisal of the importance of the underlying issue. . . . I believe that further consideration of the substantive and procedural ramifications of the problem by other courts will enable us to deal with the issue more wisely at
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April 18, 2001
Page 10


         a later date. There is presently no conflict of decision within the federal system. . . . In my judgment it is a sound exercise of discretion for the Court to allow the various States to serve as laboratories in which the issue receives further study before it is addressed by this Court.

McCray v. New York, 461 U.S. 961, 961-963 (Stevens, J., concurring in denial of certiorari).

         o As a further prudential consideration, reversing the Opinion would drastically alter the status quo around the country, whereas leaving the Opinion unreviewed would not require any change elsewhere. As all of the opinions of other state courts cited in this letter indicate, and as FERC itself provides in the case of wholesale stranded costs, the uniform practice in jurisdictions that provide for the recovery of stranded costs is to charge those costs to the customers of the formerly-regulated utility by which they were served. The Court can be expected to be very reluctant to consider altering that uniform practice in the absence of any substantial body of legal literature suggesting that it violates the Constitution.

         For all of these reasons, we believe that it is highly unlikely that the United States Supreme Court will grant the Petition for Certiorari filed by CRR.

         This opinion letter is solely for your benefit and may not be relied on or used by any other person without our prior written approval. We disclaim any obligation to update this opinion letter for events occurring or coming to our attention after the date hereof.

         We hereby consent to your filing this opinion as an exhibit to the Registration Statement and to the use of our name and to disclosure regarding this opinion wherever appearing in the Registration Statement. In giving the foregoing consent, however, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

                                             Very truly yours,




                                             /s/ Day, Berry & Howard LLP
RJW:ABT